UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tortoise Total Return Fund, LLC
(Name of Issuer)

Limited Liability Company Interests
(Title of Class of Securities)

[n/a]
(CUSIP Number)

Christopher D. Brown

Chief Investment Officer

Bucknell University

209 Marts Hall

Lewisburg, PA  17837

570-577-3811

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

December 5, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❒

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No. [ n/a ]
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BUCKNELL UNIVERSITY
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❒
6		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,274.1485
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,274.1485
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,274.1485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	❒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.84%
14		TYPE OF REPORTING PERSON* OO

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the limited liability company interests (the “LLC Interests”) of Tortoise Total Return Fund, LLC, a closed-end management investment company registered under Section 8(a) of the Investment Company Act of 1940 (the “Issuer”).  The address of the principal executive offices of the Issuer is 11550 Ash Street, Suite 300, Leawood, KS  66211.

Item 2. Identity and Background

This Schedule 13D is being filed by Bucknell University, a private university located in Lewisburg, Pennsylvania.

During the last five years, Bucknell University has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Bucknell University is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The acquisition of LLC Interests reported on this Schedule 13D was made using endowment funds of Bucknell University.  No borrowed funds were used in connection with the acquisition of securities.

Item 4. Purpose of Transaction

The acquisition of LLC Interests reported on this Schedule 13D was made with investment intent only and was not made with the intent of influencing or changing the control of the Issuer or otherwise influencing or changing the Issuer’s business or corporate structure or any material provisions in its charter, bylaws or other organizational documents.

Item 5. Interest in Securities of the Issuer

(a)-(b) As of the date of this filing on Schedule 13D, Bucknell University beneficially owns and has sole voting power over 6,274.1485 LLC Interests of the Issuer, or 22.84% of the number of LLC Interests issued and outstanding.  Based on information contained in the Issuer’s Semi-Annual Report on Form N-CSR for the period ended June 30, 2008, filed with the Securities and Exchange Commission on August 27, 2008, the Issuer had 21,200.195 issued and outstanding LLC Interests.  Subsequent to such date, the Issuer privately sold Bucknell University an aggregate of 6,274.1485 LLC Interests.  The ownership percentage presented in the Schedule 13D assumes that the Issuer has 27,474.343 issued and outstanding LLC Interests, which represents the total of these two figures.  Based on this amount, Bucknell University has sole voting power over 22.84% of the total issued and outstanding LLC Interests of the Issuer.

(c)  There have been no transactions in the LLC Interests effected by Bucknell University during the past 60 days.

(d) Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Bucknell University does not have any agreements, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2009

BUCKNELL UNIVERSITY

By:  /s/ Christopher D. Brown

Name: Christopher D. Brown

Title: Chief Investment Officer